Exhibit 12.1

Jabil Inc.

Calculation of Earnings to Fixed Charges

		Fiscal Years Ended August 31,
(in thousands)	Three Months Ended November 30, 2017	2017	2016	2015	2014	2013
Calculation of Earnings:
Net income attributable to Jabil Inc.	$63,795	$129,090	$254,095	$284,019	$241,313	$371,482
Discontinued operations (gain) loss, net of tax	—	—	—	8,573	(243,853)	(50,608)
Income tax expense of continuing operations	43,520	129,066	132,149	137,461	73,711	7,631

Income from continuing operations before tax	$107,315	$258,156	$386,244	$430,053	$71,171	$328,505

Plus:
Fixed charges	$45,935	$178,194	$177,793	$163,207	$163,071	$148,281
Amortization of previously capitalized interest	—	298	—	426	252	—
Less:
Capitalized interest	—	(1,037)	(1,114)	—	(426)	(252)

Total earnings	$153,250	$435,611	$562,923	$593,686	$234,068	$476,534

Calculation of Fixed Charges:
Interest on all indebtedness and amortization of debt discount and expense (including continuing and discontinued operations)	$36,246	$138,074	$136,536	$128,091	$128,064	$121,062
Capitalized interest	—	1,037	1,114	—	426	252
Interest factor attributable to rentals (including continuing and discontinued operations)	9,689	39,083	40,143	35,116	34,581	26,967

Total fixed charges	$45,935	$178,194	$177,793	$163,207	$163,071	$148,281

Ratio of Earnings to Fixed Charges	3.3x	2.4x	3.2x	3.6x	1.4x	3.2x